SUBSCRIPTION AGREEMENT

8x8, Inc.
3151 Jay Street
Santa Clara, CA 95054

The undersigned (the "Investor") hereby confirms its agreement with you as follows:

1.   This Subscription Agreement (this "Agreement") is made as of the date set forth below between 8x8, Inc., a Delaware corporation (the "Company"), and the Investor.

2.   The Company has authorized the sale and issuance to certain investors of up to _____ shares of Common Stock (the "Total Shares"), par value $0.001 per share (the "Common Stock"), subject to adjustment by the Company's Board of Directors, or a committee thereof, for a purchase price of $_____ per share (the "Purchase Price").

3.   The offering and sale of the Total Shares (the "Offering") are being made pursuant to the Company's registration statement including a base prospectus (the "U.S. Base Prospectus") on Form S-3 (Registration No. 333-114133) filed with the United States Securities and Exchange Commission (the "Commission") (which, together with all amendments or supplements thereto is referred to herein as the "Registration Statement") and a Prospectus Supplement containing certain supplemental information regarding the Total Shares and terms of the Offering that will be filed with the Commission (the "Prospectus Supplement") and delivered to the Investor along with the Company's counterpart to this Agreement.

4.   The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor that portion of the Total Shares set forth below (the "Shares") for the aggregate purchase price set forth below. The Shares shall be purchased pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein.

5.   The manner of settlement of the Shares purchased by the Investor shall be determined by such Investor as follows (check one):

[____] A. Delivery by electronic book-entry at The Depository Trust Company ("DTC"), registered in the Investor's name and address as set forth below, and released by Computershare Trust Company, Inc., the Company's transfer agent (the "Transfer Agent"), to the Investor at the Closing. **NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:**

> **(I) DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN ("DWAC") INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND**

> **(II) IN ACCORDANCE WITH SECTION 3.3(a) OF THE TERMS AND CONDITIONS ATTACHED HERETO AS ANNEX I, REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:**

Citibank, F.S.B.
One Sansome Street, 24th Floor
San Francisco, CA 94104

Acct: IOLTA #200-002-269
Acct Name: A.G. Edwards/8x8
Bingham McCutchen
Ref: Client/Matter No. 2024497 / 0000312972

Domestic Wires:
ABA Routing #321-171-184

International Wires:
Swift Number - CITIUS33

– OR –

[_____] B. Delivery versus payment ("<u>DVP</u>") through DTC (i.e., the Company shall deliver Shares registered in the Investor's name and address as set forth below and released by the Transfer Agent to the Investor at the Closing directly to the account(s) at A.G. Edwards & Sons, Inc ("<u>Edwards</u>") identified by the Investor through DTC and simultaneously therewith payment shall be made from such account(s) by Edwards to the Company). **NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:**

(I) NOTIFY EDWARDS OF THE ACCOUNT OR ACCOUNTS AT EDWARDS TO BE CREDITED WITH THE SHARES BEING PURCHASED BY SUCH INVESTOR,

(II) CONFIRM THAT THE ACCOUNT OR ACCOUNTS AT EDWARDS TO BE CREDITED WITH THE SHARES BEING PURCHASED BY THE INVESTOR HAVE A MINIMUM BALANCE EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR, AND

(III) AUTHORIZE EDWARDS TO DEBIT THE ACCOUNT OR ACCOUNTS AT EDWARDS WITH THE AGGREGATE PURCHASE PRICE OF THE SHARES BEING PURCHASED BY THE INVESTOR AND TO DELIVER SUCH AMOUNT TO THE COMPANY.

<u>IT IS THE INVESTOR'S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC OR DVP IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE SHARES OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.</u>

6.   The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or any of its affiliates and (b) it has no direct or indirect affiliation or association with any NASD member. Exceptions:

_____

PA/52152611.3

(If no exceptions, write "none." If left blank, response will be deemed to be "none.")

7. The Investor represents that it has received the final U.S. Base Prospectus, dated April 14, 2004, which is a part of the Company's Registration Statement, prior to or in connection with the receipt of this Agreement, and that the Investor understands that it will receive the Prospectus Supplement together with the Company's counterpart of this Agreement.

[remainder of page intentionally left blank]

Number of Shares:_____

Purchase Price Per Share: $_____

Aggregate Purchase Price: $_____

       Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: March ___, 2005

_____

INVESTOR

By:_____

Print Name:_____

Title:_____

Address: _____

_____

_____

Agreed and Accepted
this _____ day of March, 2005:

8X8, INC.

By:_____
Name:_____
Title:_____

TERMS AND CONDITIONS FOR PURCHASE OF SHARES

All capitalized terms not otherwise defined in this Annex I shall have the meanings ascribed thereto in the Subscription Agreement to which this Annex I is attached.

1.   **Authorization and Sale of the Shares.** Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Shares.

2.   **Agreement to Sell and Purchase the Shares; Placement Agents.**

2.1   At the Closing (as defined in <u>Section 3.1</u>), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Shares set forth on the last page of this Agreement to which these Terms and Conditions for Purchase of Shares are attached as <u>Annex I</u> (the "<u>Signature Page</u>") for the aggregate purchase price therefor set forth on the Signature Page.

2.2   The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the "<u>Other Investors</u>") and expects to complete sales of some or all of the remaining Total Shares to them as part of the Offering. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "<u>Investors</u>". The Company may complete sales of the remaining Total Shares in this Offering to certain of the Other Investors without requiring such Other Investors to enter into a Subscription Agreement; such sales shall nevertheless be on the same price terms as the price terms for all of the other sales in the Offering.

2.3   The Investor acknowledges that the Company intends to pay A.G. Edwards & Sons, Inc. and Griffin Securities, Inc. (together the "<u>Placement Agents</u>") a fee (the "<u>Placement Fee</u>") in respect of the sale of Shares to the Investor.

2.4   The Company has entered into a Placement Agency Agreement (the "<u>Placement Agreement</u>") with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company in Sections 3 and 4 thereof that may be relied upon by the Investor. The Investors shall be express intended third party beneficiaries of such representations, warranties, covenants and agreements contained in Sections 3 and 4 of the Placement Agreement. A copy of the Placement Agreement is available to the Investor upon request.

3.   **Closings and Delivery of the Shares and Funds.**

3.1   <u>Closing.</u> The completion of the purchase and sale of the Shares (the "<u>Closing</u>") will occur at a place and time (the "<u>Closing Date</u>") to be specified by the Company and the Placement Agents, and of which the Investor will be notified in advance by the Placement Agents. At the Closing and in accordance with paragraph 5 of the Subscription Agreement: (a) the Company will cause the Transfer Agent to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as <u>Exhibit A</u>, in the name of a nominee designated by the Investor; and (b) the aggregate purchase price for the Shares being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

3.2   (a)   **Conditions to the Company's Obligations.** The Company's obligation to issue the Shares to the Investor will be subject to the receipt by the Escrow Agent or the Placement Agents, on behalf of the Company, of the aggregate purchase price for the Shares being purchased hereunder as set forth on the Signature Page and the accuracy of the representations and warranties made by the Investor in this Agreement and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

(b) **Conditions to the Investor's Obligations.** The Investor's obligation to purchase the Shares will be subject to the accuracy in all material respects on the Closing Date of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company with respect to the Shares and/or the Investor to be fulfilled prior to the Closing Date, including, without limitation, those contained in Sections 3 and 4 of the Placement Agreement (collectively, the "Company Closing Conditions"). The Investor's obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the remaining Total Shares that they have agreed to purchase from the Company.

3.3 Delivery of Funds.

(a) Delivery by Electronic Book-Entry at The Depository Trust Company. If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, **no later than one (1) business day after the execution of this Agreement by the Investor and the Company**, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Shares being purchased by the Investor to the following account designated by the Company and the Placement Agents pursuant to the terms of that certain Escrow Agreement (the "Escrow Agreement") dated as of March ___, 2005, by and among the Company, the Placement Agents and Bingham McCutchen LLP (the "Escrow Agent"):

> Citibank, F.S.B.
> One Sansome Street, 24th Floor
> San Francisco, CA 94104
>
> Acct: IOLTA #200-002-269
> Acct Name: A.G. Edwards/8x8
> Bingham McCutchen
> Ref: Client/Matter No. 2024497 / 0000312972
>
> Domestic Wires:
> ABA Routing #321-171-184
>
> International Wires:
> Swift Number - CITIUS33

The Investor hereby authorizes the Escrow Agent to release such funds in accordance with the terms of the Escrow Agreement and to take such other actions as provided therein. Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investor to the Company upon the satisfaction, in the sole judgment of the Placement Agents, of the Company Closing Conditions. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee.

The Company and the Investor agree that: (i) the Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties; (ii) the Escrow Agent shall not be personally liable for any act it may do or omit to do hereunder as escrow agent while acting in good faith and in the exercise of its own good judgment, and

-6-

any act done or omitted by it pursuant to the advice of its legal counsel and other experts shall be conclusive evidence of such good faith; (iii) the Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or company, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court; and (iv) should any dispute arise with respect to the delivery and/or ownership or rights of possession of the escrowed funds held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to retain in its possession without liability to anyone all or any part of said funds until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree, or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but the Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) ("Losses") arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Investor shall also furnish to the Placement Agents a completed W-9 form (or, in the case of an Investor who is not a United States citizen or resident, a W-8 form), if requested.

Investor acknowledges that the Escrow Agent acts as counsel to the Placement Agents, and shall have the right to continue to represent the Placement Agents, in any action, proceeding, claim, litigation, dispute, arbitration or negotiation in connection with the Offering or otherwise, and Investor hereby consents thereto and waives any objection to the continued representation of the Placement Agents by the Escrow Agent in connection therewith based upon the services of the Escrow Agent under the Escrow Agreement, without waiving any duty or obligation the Escrow Agent may have to any other person.

(b)   Delivery Versus Payment through The Depository Trust Company. If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, **no later than one (1) business day after the execution of this Agreement by the Investor and the Company**, the Investor shall confirm that the account or accounts at Edwards to be credited with the Shares being purchased by the Investor have a minimum balance equal to the aggregate purchase price for the Shares being purchased by the Investor.

3.4   Delivery of Shares.

(a)   Delivery by Electronic Book-Entry at The Depository Trust Company. If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, **no later than one (1) business day after the execution of this Agreement by the Investor and the Company**, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian ("DWAC") instructing Computershare Trust Company, Inc., the Company's transfer agent, to credit such account or accounts with the Shares by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by the Placement Agents. Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct its transfer agent to credit the Investor's account or accounts with the Shares pursuant to the information contained in the DWAC.

PA/52152611.3

(b) Delivery Versus Payment through The Depository Trust Company. If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, **no later than one (1) business day after the execution of this Agreement by the Investor and the Company**, the Investor shall notify Edwards of the account or accounts at Edwards to be credited with the Shares being purchased by such Investor. On the Closing Date, the Company shall deliver the Shares to the Investor directly to the account(s) at Edwards identified by Investor through DTC and simultaneously therewith payment shall be made from such account(s) by Edwards to the Company.

4. Representations, Warranties and Covenants of the Investor.

4.1 The Investor represents and warrants to, and covenants with, the Company that: (a) the Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares; (b) the Investor has answered all questions on the Signature Page for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date; and (c) the Investor, in connection with its decision to purchase the number of Shares set forth on the Signature Page, is relying only upon the U.S. Base Prospectus, the Prospectus Supplement, the documents incorporated by reference therein, and the representations and warranties of the Company contained in Section 3 of the Placement Agreement.

4.2 The Investor acknowledges, represents and agrees that no action has been or will be taken in any jurisdiction outside the United States by the Company or the Placement Agents that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States where action for that purpose is required. The Investor, if outside the United States, will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense. The Placement Agents are not authorized to make and have not made any representation or use of any information in connection with the issue, placement, purchase and sale of the Shares, except as set forth or incorporated by reference in the U.S. Base Prospectus or the Prospectus Supplement.

4.3 The Investor further represents and warrants to, and covenants with, the Company that: (a) the Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Investor herein may be legally unenforceable.

4.4 The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

4.5 The Investor represents, warrants and agrees that, since the earlier to occur of (i) the date on which the Placement Agents first contacted the Investor about the Offering and (ii) the date that is the tenth (10th) trading day prior to the date of this Agreement, it has not directly or indirectly engaged in any short selling of the Company's securities, or established or increased any "put equivalent position" as defined in Rule 16(a)-1(h) under the Securities Exchange Act of 1934 with respect to the Company's securities.

5.   Survival of Representations, Warranties and Agreements.   Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

6.   Notices. All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

> **(a)**   if to the Company, to:
>
> 8x8, Inc.
> 3151 Jay Street
> Santa Clara, CA 95054
> Attention: Chief Financial Officer
> Phone: (408) 727-1885
> Telecopy: (408) 980-0432
>
> with copies to:
>
> DLA Piper Rudnick Gray Cary US LLP
> 2000 University Avenue
> East Palo Alto, CA 94303
> Attention: Andrew Zeif
> Phone: (650) 833-2459
> Telecopy: (650) 833-2001

> **(b)**   if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

7.   Changes. This Agreement shall not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

8.   Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

9.   Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

10.   Governing Law; Jurisdiction. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction. Any legal action, suit or proceeding

PA/52152611.3

arising out of or relating to this Agreement, the Placement Agreement or the transactions contemplated hereby or thereby shall only be instituted, heard and adjudicated (excluding appeals) only in a state or federal court located in Delaware, and each party hereto knowingly, voluntarily and intentionally waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the exclusive personal jurisdiction of any such court in any such action, suit or proceeding. Service of process in connection with any such action, suit or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

11. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement.

12. **Confirmation of Sale.** The Investor acknowledges and agrees that such Investor's receipt of the Company's counterpart to this Agreement, together with the Prospectus Supplement, shall constitute written confirmation of the Company's sale of Shares to such Investor.

13. **Termination**. In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.

14. **Entire Agreement**. This Agreement, and the applicable provisions of this Placement Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

15. **No Assignment**. This Agreement shall not be assigned by any party hereto, without the express prior written consent of the Company, the Investor and the Placement Agents.

PA/52152611.3

<u>**EXHIBIT A**</u>

8X8, INC.

INVESTOR QUESTIONNAIRE

Pursuant to <u>Section 3</u> of <u>Annex I</u> to this Agreement, please provide us with the following information:

1. The exact name that your Shares are to be registered in. You may use a nominee name if appropriate: ———————————

2. The relationship between the Investor and the registered holder listed in response to item 1 above: ———————————

3. The mailing address of the registered holder listed in response to item 1 above: ———————————

4. The Social Security Number or Tax Identification Number of the registered holder listed in response to item 1 above: ———————————

5. Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained)   ———————————

6. DTC Participant Number   ———————————

7. Name of Account at DTC Participant being credited with the Shares   ———————————

8. Account Number at DTC Participant being credited with the Shares   ———————————

-11-